Exhibit 99.4

TRANSCRIPT OF VIDEO MESSAGE TO CSS EMPLOYEES

PAUL FINEMAN

GROUP CEO

IG DESIGN GROUP

Hello

I’m Paul Fineman, CEO of IG Design Group and I’m speaking to you from London, UK.

I am delighted to share the news that we have announced today - our agreement for Design Group to acquire CSS Industries.

By combining Design Group and CSS together, we create an even more compelling portfolio of products and services for our customers, not only in the United States of America, but throughout the world.

Over the last year, it has been a genuine pleasure for me, together with a number of the team at Design Group to get to learn about CSS, its beautiful products, great brands, impressive facilities and especially to get to know Chris Munyan and a number of his team, as well as some of Chris’ colleagues on the CSS Board.

We share a lot in common - a passion for our business, the privilege of working with a team of incredibly talented and committed people, and a track record of ‘going the extra mile’ for our customers.

We are now focused on concluding the acquisition process, planning for an exciting future together and especially to welcoming our new colleagues throughout the CSS business to the Design Group family.

In the meantime, I hope you enjoy the video that now follows and that you get a sense of the world of Design Group.